26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

March 18, 2016

VIA EDGAR

Mr. Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Country Style Cooking Restaurant Chain Co., Ltd.

Schedule 13E-3 Amendment No. 1

Filed on February 25, 2016

File No. 5-85864

Dear Mr. Hindin:

On behalf of Country Style Cooking Restaurant Chain Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company,” or the “Issuer”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of March 9, 2016 with respect to the Schedule 13E-3 Amendment No. 1, File No. 5-85864 (the “Amendment No. 1”) filed on February 25, 2016 by the Company and the other filing persons named therein.

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Amendment No. 2”) or the further revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Second Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment No. 2 and the Second Revised Proxy Statement indicating changes against the Amendment No. 1 and the revised proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email.

PARTNERS: Pierre-Luc Arsenault[1] | Lai Yi Chau | Henry M.C. Cheng[3] | Justin M. Dolling[3] | David Patrick Eich3# | Liu Gan | Damian C. Jacobs[3] | Wing Lau[3] | Guang Li1 | Neil E.M. McDonald | Douglas S. Murning[3] | Kelly Naphtali | Nicholas A. Norris[3] | Jamii Quoc | Jesse D. Sheley | Qiuning Sun[1] | Dominic W.L. Tsun[1,3] | Li Chien Wong | David Yun[3]
REGISTERED FOREIGN LAWYERS: Damien Coles[3] | David M. Irvine[3] | Benjamin W. James[2] | Xiaoxi Lin[1] | Peng Qi1 | Benjamin Su1 | Jonathan J. Tadd[3] | Xuesen Tai[1] | Huimin Tang[1] | David Zhang[1]
ADMITTED IN: [1] State of New York (U.S.A.); [2] State of Texas (U.S.A.); [3] England and Wales; # non-resident
Beijing Chicago Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

March 18, 2016

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Country Style Cooking Restaurant Chain Holding Limited, Country Style Cooking Restaurant Chain Merger Company Limited, Hong Li, Xingqiang Zhang, Zhiyun Peng, Zhiyong Hong, Jinjing Hong, Liping Deng, Regal Fair Holdings Limited and Sky Success Venture Holdings Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment No. 2, which has been amended in response to the Staff’s comments.

1.	We note your response to prior comment 1. We are unable to agree, without additional detail, that SIG China is not an affiliate of the Company, as defined by Exchange Act Rule 13e-3(a)(1), given that SIG China is holder of an 11.11% ownership interest, Mr. Gong is “employed by a SIG-related entity” and Mr. Gong is a director of the Company. Please provide additional detail and analysis supporting the Company’s position. For example, but without limitation, describe the nature of Mr. Gong’s “SIG-related” employment and responsibilities, identify the “SIG-related” entity referenced in your response and describe its relationship with SIG China. In light of Mr. Gong’s employment by the “SIG-related” entity, also explain why Mr. Gong would not be considered an intermediary of SIG China, as such term is used in Rule 13e-3(a)(1).

In response to the Staff’s comment, the Company respectfully advises the Staff that SIG China has provided the following additional detail and analysis supporting the position of the Company and SIG China that SIG China is not an affiliate of the Company, and that the Company continues to agree with SIG China’s position:

Prior to the Company’s initial public offering (“IPO”) in September 2010, SIG China had a right under a then-prevailing shareholder agreement to nominate one director for appointment to the Board of Directors of the Company. SIG China’s right to designate a director arose in connection with its private investment in the Company’s series A preferred shares in September 2007. SIG China designated Mr. Gong, and Mr. Gong first became a director of the Company, at that time.

Effective with the Company’s IPO in September 2010, SIG China’s series A preferred shares were converted to ordinary shares, and its contractual right to designate one director on the Company’s then nine-person (and subsequently, eight-person) Board of Directors terminated. At that time, the controlling shareholders and Board of Directors of the Company determined to ask Mr. Gong to serve as an “independent director” of the Company for New York Stock Exchange listing purposes, and the Board of Directors has requested Mr. Gong to continue to serve as an “independent director” in the years since the IPO based on his relationship with and knowledge of the Company and its business. The Company has not viewed Mr. Gong as a representative of SIG China in his service on the Company’s Board of Directors since the Company’s IPO in 2010.

March 18, 2016

Although Mr. Gong continues to be employed by SIG Asia Investment, LLLP (“SIG Asia”), an affiliate of and investment advisor to SIG China, his responsibilities relate to managing (together with other senior employees) a group that considers possible investments in companies operating mainly in China, including the sourcing, analysis, and negotiation of investment opportunities, for SIG China. Mr. Gong does not himself have the authority to make investment or dispositive decisions, including the purchase or sale of securities such as those of the Company, on behalf of SIG China. While SIG China and SIG Asia permit Mr. Gong to continue to serve as an independent director on the Company’s Board of Directors given his long-standing relationship with the Company and its management, they neither require him to do so nor benefit directly from his position with the Company.

In fact, Mr. Gong’s director fees and restricted stock awards from the Company are not surrendered to SIG China or SIG Asia, and there is no reduction in his compensation from SIG Asia to offset the value of the Company director fees and awards that he receives. In addition, Mr. Gong does not consult with SIG China or SIG Asia with respect to how he should vote as a Company director on any matters that may come before the Company Board of Directors or any committee of the Board on which Mr. Gong serves, and neither SIG China nor SIG Asia has provided any guidelines or instructions to Mr. Gong on how he should vote as a director of the Company. As a director of the Company, Mr. Gong is not representing any special interests of SIG China (beyond his and every directors’ fiduciary duties to all shareholders of the Company).

Finally, as noted above, Mr. Gong does not have voting or dispositive power over the ordinary shares of the Company held by SIG China. Rather, those powers are controlled by Mr. Arthur Dantchik, the President of SIG Asia.

The Company has been informed that SIG China does not receive and does not have access to any material, nonpublic information regarding the Company for use in any transaction in the Company’s securities. Since the Company’s IPO in 2010, SIG China has kept the ordinary shares and other securities of the Company on a restricted list. To date, SIG China has not sold any of the ordinary shares of the Company that it acquired upon conversion of its series A preferred shares in connection with the Company’s IPO in 2010, nor has it brought any additional ordinary shares or other securities of the Company since that time. SIG China has simply maintained its long-term investment in the Company and wishes to continue to do so at this time.

In light of the above facts and analysis, the Company and SIG China continue to believe that SIG China is not an “affiliate” of the Company as defined under Rule 13e-3(a)(1).

March 18, 2016

2.	Furthermore, we are unable to agree, with additional explanation, that SIG China is not engaged in the 13e-3 transaction. Your response indicates that SIG China’s execution of the Rollover Agreement facilitated the 13e-3 transaction by reducing the number of shares that would need to be purchased via financing. In addition, notwithstanding that the limited guarantee does not guarantee any obligations of the surviving company or Parent after the merger is consummated, your response indicates that the limited guarantee served to induce the Company to enter into the going-private transaction.

In response to the Staff’s comment, the filing persons and SIG China wish to clarify that SIG China did not execute the Rollover Agreement in order to “facilitate” the Rule 13e-3 transaction. Rather, it did so in order to continue its passive financial investment in the business of the Company.

While the persons engaged in the Rule 13e-3 transaction invited SIG China to remain an investor in the business of the Company in order to “facilitate” their pursuit of the transaction, SIG China itself wants only to maintain its investment in the Company, whether the Company remains public or is taken private. We are informed that the persons engaged in the Rule 13e-3 transaction had planned for, and were willing and able to proceed with, the transaction in the event that SIG China declined their invitation to remain an investor, as did certain other existing shareholders of the Company.

Further, SIG China’s provision of the limited guarantee was imposed on it as a condition to its remaining an investor in the business of the Company pursuant to the Rollover Agreement. The persons engaged in the Rule 13e-3 transaction provided the limited guarantee to induce the Company to enter into the transaction. Those same persons required that SIG China participate in that guarantee in proportion to its continuing investment in the business of the Company as a condition to SIG China’s remaining an investor.

If SIG China had declined to remain an investor, it would not have executed the Rollover Agreement and, therefore, would not have had to provide any limited guarantee. In such a case, the persons engaged in the Rule 13e-3 transaction would have still provided the full limited guarantee to “induce” the Company to enter into their transaction, and each such person’s proportional guarantee would simply have been higher.

In addition, to view a continuing passive financial investor that played no role in the transaction, such as SIG China, as an “affiliate” of the issuer “engaged” in the going-private transaction would be inconsistent with Rule 13e-3 and the Staff’s Compliance and Disclosure Interpretations (“CDIs”) under the Rule:

•	While CDI Question 102.01 provides that the presence of a “controlling or majority security holder” of the issuer “does not necessarily preclude a holder of a lesser amount of securities from being considered an ‘affiliate’ for purposes of Rule 13e-3,” the CDI also makes it clear that even a holder of a “significant stake” in the securities of the issuer is not necessarily an “affiliate” of the issuer for Rule 13e-3 purposes. In the instant case, SIG China’s 11.11% ownership is a fraction of the 41.37% aggregate ownership of Ms. Li and Mr. Zhang, the controlling security holders who are “affiliates” of the Company “engaged” in the Rule 13e-3 transaction, and the Company itself does not view SIG China as an “affiliate.”

March 18, 2016

•	Nor is SIG China “engaged” in the Rule 13e-3 transaction by merely maintaining its passive financial investment in the business of the Company. Contrary to the factors set forth in the CDIs (see Sections 201.01, 201.05, 201.06), in our case there will be no increase in SIG China’s investment in the Company; SIG China, which currently has no representation on the Board of Directors or in management of the Company, will continue not to have any such representation, and will not otherwise be “responsible for influencing the policy and direction” of the business of the Company; and SIG China, which has had no role whatsoever in conceiving, planning, or pursuing the Rule 13e-3 transaction, is in no way “on both sides” of the transaction.

•	Nor has SIG China taken any position that can in any way be construed as “recommending” the transaction to the unaffiliated holders of the Company’s securities (CDI Question 101.03).

Indeed, in the most basic operative sense, SIG China’s utter lack of involvement in the management and affairs of the business of the Company, both before and after the Rule 13e-3 transaction, and in conceiving, planning, or pursuing the transaction itself means that SIG China is in no position to state whether it “reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders” of the Company, as required of all Rule 13e-3 filing persons by Item 1014(a) of Regulation M-A (CDI Question 101.01). Given that Instruction 1 to Item 1014 provides that “[a] statement that the issuer or affiliate has no reasonable belief as to the fairness of the Rule 13e-3 transaction to unaffiliated security holders will not be considered sufficient disclosure in response to paragraph (a) of this section,” if SIG China were viewed as a filing person it would involve considerable difficulty and delay for SIG China to come up to speed sufficiently to enable it to state a reasonable belief as to the fairness to unaffiliated security holders of the Rule 13e-3 transaction when it has essentially not been involved in the structuring, negotiation, or implementation of the transaction in any way.

For these reasons, SIG China and the filing persons continue to believe that SIG China is not engaged in the Rule 13e-3 transaction.

3.	We also note that in response to prior comment 1, the Company has revised the disclosure to indicate that Mr. Gong does not have beneficial ownership with respect to ordinary shares of the Company held by SIG China. However, disclosure contained in footnote 3 to the table on page 53 indicates that Shares beneficially owned by Mr. Tim T. Gong includes 12,000,000 ordinary shares held by SIG China Investments One, Ltd. Please revise or advise.

In response to the Staff’s comments, the disclosure on pages 53 and 54 of the Second Revised Proxy Statement has been revised to reflect the fact that Mr. Gong does not have beneficial ownership with respect to ordinary shares of the Company held by SIG China.

March 18, 2016

4.	We note your response to prior comment 2 and disagree with Parent’s belief regarding the Staff’s position referenced in your response. Since Parent acquired beneficial ownership of the Securities beneficially owned by the other parties to the Voting Agreement upon their granting of the irrevocable proxy to Parent, it does not appear that Parent complied with its obligations under Regulation 13D-G. Please advise.

The Company respectfully advises the Staff that, as noted in its previous response, Parent does not believe that the voting proxy provided in the Voting Agreement would constitute “beneficial ownership” of the Securities owned by the other parties to the Voting Agreement, because such voting proxy confers the power to vote securities only on specific, extraordinary corporate matters, i.e., to vote in favor of the proposed merger and against any competing transaction, but not on ordinary corporate matters, such as the election of directors. See Thomas R. Stephens, Esq., Beneficial Ownership Reporting: Schedules 13D and 13G, 68-2nd Corporate Practice Portfolio Series (BNA), A - 6 (2015) (“It would appear that the power to vote securities on extraordinary corporate matters, such as mergers, but not on ordinary corporate matters, such as the election of directors, would not create beneficial ownership.”).

In addition, Parent notes that the CDI cited in the Staff’s prior comment 2 (Question 105.06) concerns a voting agreement under which each shareholder agrees to vote their securities on an ordinary corporate matter, i.e., “in favor of the director candidates nominated by one or more of the other parties to the voting agreement.” While the CDI offers some guidance on irrevocable proxies, the Staff’s application of the CDI to our previous response assumes that the scope of power under the voting proxy provided in the Voting Agreement includes “voting power” under Rule 13d-3, despite the difference in the subject matter of the voting proxy as compared to the example in the Staff’s CDI.

Nevertheless, in light of the Staff’s comment and in the interest of time, Parent has agreed to join the reporting persons under the Schedule 13D filed on August 24, 2015, as amended on December 17, 2015 (the “Original Schedule 13D”), in the amendment to the Original Schedule 13D to be filed in response to the Staff’s comment 5.

March 18, 2016

5.	In addition, please advise why the group formed as a result of the execution of the Voting Agreement did not file a Schedule 13D. For example, we note that the amended Schedule 13D filed on December 28, 2015 does not appear to include as joint filers Tim Gong, SIG China Investments One or Parent, each of whom were parties to the Voting Agreement. Please advise.

The Company respectfully advises the Staff that, in response to the Staff’s comment, the reporting persons under the Original Schedule 13D and Parent have agreed to file an amendment to the Original Schedule 13D promptly after the date of this letter and the Amendment No. 2 to reflect the fact that the reporting persons under the Original Schedule 13D, Mr. Gong, SIG China and Parent may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) by virtue of the actions they have taken in respect of the proposed merger, including the execution of the Voting Agreement, and each of Mr. Gong and SIG China has agreed to file a Schedule 13D promptly either by joining in such amendment to the Original Schedule 13D or by making their individual filing under Rule 13d-1(k)(2).

Parent notes, however, that it has agreed to join in the filing of the amendment to the Original Schedule 13D as a member of the “group” only because of its response to the Staff’s comment 4, as Parent does not believe that it has “beneficial ownership” of the Securities owned by the other parties to the Voting Agreement and it does not otherwise have “beneficial ownership” of any shares of the Company under Rule 13d-3.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Country Style Cooking Restaurant Chain Holding Limited, Country Style Cooking Restaurant Chain Merger Company Limited, Hong Li, Xingqiang Zhang, Zhiyun Peng, Zhiyong Hong, Jinjing Hong, Liping Deng, Regal Fair Holdings Limited and Sky Success Venture Holdings Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344, Steve Lin at (86) 10-5737-9315 or Han Gao at (852) 3761-9144.

March 18, 2016

Sincerely,

/s/ David T. Zhang

David T. Zhang of Kirkland & Ellis

cc:	Z. Julie Gao, Esq.
Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

March 18, 2016

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 9, 2016 with respect to the Schedule 13E-3 Amendment No. 1, File No. 5-85864 (the “Amendment No. 1”), filed on February 25, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Country Style Cooking Restaurant Chain Co., Ltd.

By:	/s/ Li-Lan Cheng
Name: Li-Lan Cheng
Title: Special Committee Chairman

Country Style Cooking Restaurant Chain Holding Limited

By:	/s/ Hong Li
Name: Hong Li
Title: Director

Country Style Cooking Restaurant Chain Merger Company Limited

By:	/s/ Hong Li
Name: Hong Li
Title: Director

March 18, 2016

Ms. Hong Li

/s/ Hong Li

Mr. Xingqiang Zhang

/s/ Xingqiang Zhang

Mr. Zhiyun Peng

/s/ Zhiyun Peng

Mr. Zhiyong Hong

/s/ Zhiyong Hong

Mr. Jinjing Hong

/s/ Jinjing Hong

Mr. Liping Deng

/s/ Liping Deng

Regal Fair Holdings Limited

By:	/s/ Hong Li
Name: Hong Li
Title: Director

Sky Success Venture Holdings Limited

By:	/s/ Zhiyun Peng
Name: Zhiyun Peng
Title: Director